Exhibit 99.1
FREESEAS INC.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Number
Condensed Consolidated Balance Sheets as of March 31, 2009 (unaudited) and December 31, 2008	F-2

Unaudited Condensed Consolidated Statements of Income for the Three Months ended March 31, 2009 and 2008	F-3

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2009 and 2008	F-4

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-5 to F-12

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,189	$3,378
Trade receivables, net	1,624	812
Insurance claims	9,525	17,807
Due from related party	1,703	1,634
Inventories	607	579
Back log assets	227	907
Restricted cash	2,483	1,095
Prepayments and other	799	972

Total current assets	$20,157	$27,184

Fixed assets, net	271,125	275,405
Deferred charges, net	3,361	3,772
Restricted cash	1,500	1,500

Total non-current assets	$275,986	$280,677

Total Assets	$296,143	$307,861

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$9,813	$10,916
Accrued liabilities	1,216	11,347
Due to related party	—	12
Unearned revenue	1,956	1,320
Financial instruments — current portion	708	473
Deferred revenue — current portion	77	—
Bank loans — current portion	23,300	26,700

Total current liabilities	$37,070	$50,768

Financial instruments — net of current portion	1,043	1,337
Deferred revenue — net of current portion	1,425	1,251
Bank loans — net of current portion	129,550	133,650

Total long-term liabilities	$132,018	$136,238

Commitments and Contingencies
SHAREHOLDERS’ EQUITY:
Common stock	$21	$21
Additional paid-in capital	110,325	110,322
Retained earnings	16,709	10,512
Total shareholders’ equity	$127,055	$120,855

Total Liabilities and Shareholders’ Equity	$296,143	$307,861

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF INCOME
(All amounts in tables in thousands of United States dollars, except for share data)

	For the three months ended
	March 31, 2009	March 31, 2008
OPERATING REVENUES	$17,556	$8,641

OPERATING EXPENSES:
Vessel operating expenses	(3,479)	(3,257)
Voyage expenses	(1,106)	(549)
Depreciation expense	(4,280)	(2,015)
Amortization of deferred charges	(281)	(102)
Management fees to a related party	(415)	(485)
Stock-based compensation expense	(3)	(27)
General and administrative expenses	(712)	(545)

Income from operations	$7,280	$1,661

OTHER INCOME (EXPENSES):
Interest and finance costs	$(1,232)	$(916)
Change in derivatives fair value	57	(702)
Interest income	14	284
Other	78	(44)

	$(1,083)	$(1,378)

Net income	$6,197	$283

Basic earnings per share	$0.29	$0.01
Diluted earnings per share	$0.29	$0.01
Basic weighted average number of shares	21,171,329	20,743,456
Diluted weighted average number of shares	21,171,329	21,012,924
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	For the three	For the three
	months ended	months ended
	March 31, 2009	March 31, 2008
Cash Flows from Operating Activities:
Net income	$6,197	$283

Adjustments to reconcile net income to net cash
Depreciation	4,280	2,015
Amortization of deferred loan fees	134	57
Amortization of dry-docking and special survey costs	281	102
Compensation cost for stock options granted	3	27
Change in fair value of derivatives	(57)	702
Amortization of back log assets	680	—
Amortization of deferred revenue	251	(483)

Changes in:
Trade receivables	(812)	(333)
Inventories	(28)	209
Prepayments and other	173	245
Due from related party	(69)	(61)
Insurance claims	8,282	(5,268)
Accounts payable	(1,104)	2,164
Unearned revenue	635	422
Accrued liabilities	(10,131)	(1,628)
Due to related party	(12)	—

Net Cash from (used in) Operating Activities	$8,703	$(1,547)

Cash flows from Investing Activities:

Vessel acquisitions	—	(39,704)
Advances for vessel acquisitions	—	(10,270)
Net Cash used in Investing Activities	$—	$(49,974)

Cash flows from Financing Activities:

Increase in restricted cash	(1,388)	—
Proceeds from long term loan	—	27,000
Payments of bank loans	(7,500)	(2,275)
Deferred financing cost	(4)	(183)

Net Cash from (used in) Financing Activities	$(8,892)	$24,542

Net decrease in cash on hand and at bank	$(189)	$(26,979)

Cash and cash equivalents, Beginning of period	$3,378	$63,394
Net change in cash	$(189)	$(26,979)
Common stock dividend	$—	(3,630)

Ending Cash Balance	$3,189	$32,785

Supplemental Cash Flow Information:
Cash paid for interest	$1,727	$518
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
1. Interim Financial Statements
The accompanying interim unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries.
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies. Hereinafter, the consolidated companies referred to below will be referred to as “FreeSeas,” “the Group” or “the Company.”
During the three-month period ended March 31, 2009, the Group owned and operated seven Handysize and two Handymax dry bulk carriers as listed below:

					Date of	Date of
Vessel Name	Owning Company	Type	Dwt	Built	Acquisition	Disposal

M/V Free Destiny	Adventure Two S.A.	Handysize	25,240	1982	3-Aug-04	N/A
M/V Free Envoy	Adventure Three S.A.	Handysize	26,318	1984	20-Sep-04	N/A
M/V Free Fighter	Adventure Four S.A.	Handysize	38,905	1982	SOLD	27-Apr-07
M/V Free Goddess	Adventure Five S.A.	Handysize	22,051	1995	30-Oct-07	N/A
M/V Free Hero	Adventure Six S.A.	Handysize	24,318	1995	3-Jul-07	N/A
M/V Free Knight	Adventure Seven S.A.	Handysize	24,111	1998	19-Mar-08	N/A
M/V Free Jupiter	Adventure Eight S.A.	Handymax	47,777	2002	5-Sep-07	N/A
M/V Free Impala	Adventure Nine S.A.	Handysize	24,111	1997	2-Apr-08	N/A
M/V Free Lady	Adventure Ten S.A.	Handymax	50,246	2003	7-Jul-08	N/A
M/V Free Maverick	Adventure Eleven S.A.	Handysize	23,994	1998	1-Sep-08	N/A
The Company’s fleet is managed by Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), a company owned by the chief executive officer of FreeSeas. Free Bulkers is not included in the consolidation.
The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2009 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.
The consolidated balance sheet as of December 31, 2008 has been derived from the audited consolidated financial statements at that date included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
2. Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
beginning January 1, 2009. The adoption of SFAS No. 160 did not have any impact on the Company’s consolidated financial statements.
Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods of measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP No. 157-2, the Company deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS No. 161 did not have any effect on the financial condition, results of operations or liquidity of the Company.
In April 2008, FASB issued FASB FSP No. 142-3 “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R) “Business Combinations,” and other U.S. GAAP. This FSP is effective for FreeSeas’ fiscal year beginning January 1, 2009. Early adoption was prohibited. The adoption of FSP No. 142-3 did not have any effect on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS 165 “Subsequent Events,” which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: (a) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company will adopt SFAS No. 165 from the financial period ending June 30, 2009.
In October 2008, the FASB issued the FSP No. 157-3, which clarifies the application of SFAS No. 157 “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting Changes and Error Corrections,” paragraph 19). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP No. 157-3 did not have a material effect on the Company’s consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets — An amendment to FASB Statement No. 140.” This Statement removes the concept of a qualifying special-purpose entity from Statement No. 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” to qualifying special-purpose entities. This Statement clarifies that the objective of paragraph 9 of Statement No. 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. This Statement modifies the financial-components approach used in Statement No. 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
This Statement defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor should account for the transfer as a sale only if it transfers an entire financial asset or a group of entire financial assets and surrenders control over the entire transferred asset(s) in accordance with the conditions in paragraph 9 of Statement No. 140, as amended by this Statement. The special provisions in Statement No. 140 and FASB Statement No. 65, “Accounting for Certain Mortgage Banking Activities,” for guaranteed mortgage securitizations are removed to require those securitizations to be treated the same as any other transfer of financial assets within the scope of Statement No. 140, as amended by this Statement. If such a transfer does not meet the requirements for sale accounting, the securitized mortgage loans should continue to be classified as loans in the transferor’s statement of financial position. This Statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate that the adoption of SFAS No. 166 will have any effect on the Company’s consolidated financial statements.
In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R). “The Board’s objective in issuing this Statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets,” and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate that the adoption of SFAS No. 167 will have any effect on the Company’s consolidated financial statements.
3. Related Party Transactions
Purchases of services
All vessels listed in Note 1 receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly technical management fee of $15 (based on $1.30 per Euro). FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sales price of any vessel sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the Company’s commercial management of the fleet.
Effective January 1, 2008, the Company pays an annual fee of $500 to Free Bulkers as compensation for services related to FreeSeas’ accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. On October 1, 2008, the Company entered into an amended and restated services agreement. In connection, with the amendment of the services agreement, Free Bulkers is also now responsible for executing and supervising all of the Company’s operations based on the strategy devised by the board of directors and subject to the approval of the Company’s board of directors. Free Bulkers is responsible, among other things, for general administrative, office and support services necessary for the Company’s operations and the Company’s fleet, including technical and clerical personnel, communication, accounting, and data processing services; advising the Company’s board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels; and negotiating all borrowings, deposits and lending arrangements for the Company. The annual fee for the services provided under the amended services agreement is $1,200, including the $500 mentioned above. The total amounts charged for the three-month periods ended March 31, 2009 and 2008 amounted to $300 and $125, respectively.

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
Fees and expenses charged by Free Bulkers are reflected in the accompanying condensed consolidated statements of income as “Management fees to a related party.” The total amounts charged for the three-month periods ended March 31, 2009 and 2008 amounted to $415 and $360, respectively.
The balance due from related party as of March 31, 2009 and December 31, 2008 was $1,703 and $1,634, respectively. Amounts charged by related parties for office space during the three-month periods ended March 31, 2009 and 2008 were $34 and $45, respectively.
The loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008, which as of March 31, 2009 has an outstanding balance of $24,000, has been granted by First Business Bank S.A. of Greece (“FBB”) in which one of the Company’s major shareholders holds a substantial interest. Interest charged under the loan facility for the three-month period ended March 31, 2009 amounts to $152 and is included in the interest and finance cost in the accompanying unaudited condensed consolidated statement of income for the three months ended March 31, 2009.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, the Company’s chairman, chief executive officer and president, is associated with a ship-brokering company named Navar Inc. Free Bulkers and Safbulk use such brokering company, from time to time, as one of the shipping brokers for the Company’s fleet. During the three-month periods ended March 31, 2009 and 2008, Navar Inc. charged the Company commissions of $14 and $26, respectively, which are included in “Voyage expenses” in the accompanying unaudited condensed consolidated statements of income.
4. Fixed Assets, Net

		Accumulated
	Vessel Cost	depreciation	Net book value
December 31, 2008	$298,514	$(23,109)	$275,405

Depreciation	—	(4,280)	(4,280)

March 31, 2009	$298,514	$(27,389)	$271,125

During the three months ended March 31, 2009, there were no vessel acquisitions. During the three months ended March 31, 2008, the Company purchased the M/V Free Knight on March 19, 2008, for a cash purchase price of $39,250 and related purchase costs of $454.
5. Back-Log Assets
The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The Company amortized $680 of the back log-asset during the three—month period ended March 31, 2009 included in the operating revenues in the statement of operations. There were no back-log assets during the first quarter 2008.
6. Derivatives at Fair Value
The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.
During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of income, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.
Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on a decreasing notional amount, standing at $11,400 and $6,100 as of March 31, 2009 at a fixed rate of 5.07% and 5.55%,

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015 respectively. There were no further interest rate swaps agreements concluded in 2009.
The mark to market of the Company’s two interest rate swaps resulted in an unrealized gain of $57 and an unrealized loss of $702 for the three-month period ended March 31, 2009, and 2008, respectively, which is separately reflected in the accompanying unaudited condensed consolidated statements of income.
The Company’s derivative instruments are valued using pricing models that are used to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
7. Long-Term Bank Debt
As of March 31, 2009, the Company’s bank debt is analyzed as follows:

		CREDIT
	HBU	SUISSE	FBB	Total
December 31, 2008	$53,850	$81,750	$24,750	$160,350
Additions	—	—	—	—
Payments	(4,250)	(2,500)	(750)	(7,500)

March 31, 2009	$49,600	$79,250	$24,000	$152,850

The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
In March 2009, the Company entered into a term sheet with Hollandsche Bank-Unie N.V. (“HBU”), pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility which is payable as follows: 13 installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility will bear interest at the rate of 3.00% above LIBOR, which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000 will be terminated upon the refinancing of the balloon payment in August 2009. In addition, HBU has amended the existing value-to-loan covenants to be set forth in the loan agreement that the Company and HBU will enter into in accordance with the term sheet.
The new value-to-loan covenant will be as follows:
•	100% through June 30, 2010

•	110% from July 1, 2010 through June 30, 2011

•	120% from July 1, 2011 through June 30, 2012

•	125% from July 1, 2012 through December 31, 2012
All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 3.00%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits and minimum market values. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement.
The weighted average interest rate for the three-month periods ended March 31, 2009 and 2008 was 2.2% and 8%, respectively. Interest expense incurred under the above loan agreements amounted to $833 and $640 for the three-month periods ended March 31, 2009 and 2008, respectively.

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
The Company’s loan agreements contain various financial covenants as follows:
(a)	Credit Suisse loan agreement: (i) the Company should maintain minimum cash balance of $375 for each of the Company’s vessels covered by the loan agreement; and (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

(b)	FBB loan agreement: (i) the Company should maintain corporate liquidity, also known as available cash, to at least $3,000; (ii) the leverage ratio of the corporate guarantor should not at any time exceed 68%; (iii) the ratio of EBITDA to net interest expense must not be less than 3; and (iv) the fair market value of the financed vessel must not be less than 135% of the outstanding loan balance.

(c)	HBU loan agreement: (i) the interest coverage ratio should not be less than 2.5; (ii) the debt service coverage ratio should not be less than 1.10; (iii) the gearing ratio should not exceed 2.5; and (iv) the outstanding loan balance should not be more than 70% of the fair market value of the financed vessels.
In the event of non-compliance with the covenants prescribed in the loan agreements, including due to a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt, and could result in the lenders requiring immediate payment of the loans.
As of December 31, 2008 and March 31, 2009, the Company was not in compliance with certain loan covenants and have obtained the following waivers:
On March 17, 2009, FBB agreed to waive any breach of the 130% value-to-loan covenant for the mortgaged vessel and any breach of the Company’s ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. In May 2009, the Company initiated discussions with FBB in order to extend the waiver related to the value-to-loan covenant up to July 1, 2010, which were concluded on July 17, 2009 (Note 10). In connection with such extension, the interest payable will increase from 2.00% above LIBOR to 2.75% above LIBOR.
On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in the Company’s existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value-to-loan covenant ratio was introduced to the existing credit agreement, as well as to the new $27,100 facility discussed above and will be as follows: (i)100% through June 30, 2010, (ii) 110% commencing July 1, 2010 (iii) 120% commencing July 1, 2011 through June 30, 2012 and (iv) 125% commencing July 1,2011 through December 31, 2012. In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities increased from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as the Company meets the originally agreed loan to value ratio of 70%. In May 2009, the Company initiated discussions with HBU in order to obtain a waiver for the covenants related to the interest coverage ratio, and debt service coverage ratio, which according to management estimates, are probable that the Company will not meet in the twelve-month period following the balance sheet date. These discussions were concluded on July 16, 2009, when the Company obtained waiver for these covenants for a period up to and including December 31, 2010 (Note 10(a)).
On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value-to-loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, the Company agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
Based on the waivers and waiver renewals received above, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months. The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of March 31, 2009:

	Long-term debt repayment due by period
					More than
	Total	Up to 1 year	1 – 3 years	3 – 5 years	5 years
HBU	$49,600,000	$7,300,000	$10,800,000	$26,500,000	$5,000,000
CREDIT SUISSE	79,250,000	13,000,000	16,000,000	16,000,000	34,250,000
FBB	24,000,000	3,000,000	6,000,000	6,000,000	9,000,000

As of March 31, 2009	$152,850,000	$23,300,000	$32,800,000	$48,500,000	$48,250,000

The prevailing and anticipated charter rates and vessel values may not be sufficient to bring the Company into compliance with certain of its debt covenants in the future, upon expiration of the waivers received from the Company’s lenders. Management is in continuous contact with the lending banks and believes that the Company will manage to

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
cure any event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations is expected to be sufficient for this purpose. There can be no assurance however that once the waivers discussed above expire, and in the event of non-compliance with such debt covenants in the future years, the lenders will further extend the waiver period.
8. Commitments and Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.
On September 21, 2007, the vessel, the M/V Free Jupiter, ran aground off the coast of the Philippines. The Company worked in consultation with insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the Salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. Of the $9,500 settlement amount, the hull and machinery underwriters have agreed to pay $8,500 (and already disbursed $ 8,310) and the remaining $1,000 balance represents the amount which is expected to be recovered upon completion of the average adjustment and apportionment between insurers. As at March 31, 2009, the outstanding balance of the specific claim receivable amounts to $9,489. The Company believes that the amount of the claim will be received in full.
9. Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding does not include the 12,500 Series A and 65,000 Series B Unit options, for 150,000 shares and 260,000 shares, respectively, and 170,000 options for common shares under the Company’s stock compensation plan of which 140,000 are vested as of March 31, 2009, as their exercise prices were greater than the average market price during the three-month period ended March 31, 2009.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

	Three months ended
	March 31, 2009	March 31, 2008
Numerator:
Net income (loss)	$6,197	$283
Weighted average common shares outstanding	21,171,329	20,743,456
Diluted weighted average common shares outstanding	21,171,329	21,012,924

Dilutive potential common shares:
Options	—	22,313
Warrants	—	247,155

Dilutive effect	—	269,468

Earning/(loss) per share:
Basic earnings/(loss) per common share	$0.29	$0.01
Diluted earnings/(loss) per common share	$0.29	$0.01
The potential proceeds to the Company of all exercisable options and warrants as of March 31, 2009 totaling 3,141,271 amounts to $16,814.
10. Subsequent Events:
(a) On July 15 and 16, 2009, the Company agreed with the lending banks to the extension of existing waivers and to changes in certain financial covenants as follows:
(i) HBU: Current interest coverage ratio and debt service ratio covenants waived until January 1, 2011. These will be calculated on a 12-month rolling basis and during the waiver period, interest coverer ratio will be defined as EBITD/financing charges (instead of EBIT/net financial charges) and is to be at least 3.75 up to and including July 1, 2010, thereafter the ratio to be at least 3.00 up to and including December 31, 2010, and debt service ratio should not be less than 1.00. The aforementioned ratios will be reexamined for the year 2011 based on the prevailing market conditions at that time.
(ii) FBB: The bank agreed to extend the waivers provided to the Company, as discussed in Note 7 above, up to July 1, 2010.
(b) Certain of the Company’s vessels experienced off-hire days relating to technical and operational occurrences during the second quarter of 2009. These off-hire days are expected to reduce net income from operations by approximately $1 million to $1.5 million in the aggregate. The Company intends to seek to recover a portion of this amount, although there can be no assurances that the Company will be successful in recovering all or any portion of it.